# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: KORE Group Holdings, Inc., CIK 0001855457
CUSIP: 50066V305
Title of class of securities: Common Stock, $0.0001 par value
Address of issuer's principal executive offices: 3 Ravinia Drive NE, Suite 500, Atlanta, Georgia (GA), 30346
Date of event which requires filing of this statement: 12/18/2024
Amends the filing with accession number 0001104659-23-119980
Filed by CIK 0001999695
Persons authorized to receive notices and communications: Nadir Nurmohamed, Searchlight IV KOR, L.P., 745 5th Avenue - 27th Floor, New York, New York (NY), 10151, 212-293-3730

## Reporting persons
- Searchlight IV KOR, L.P. (CIK 0001999695): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 2,404,942; shared voting power 0; sole dispositive power 2,404,942; shared dispositive power 0; aggregate amount beneficially owned 2,404,942 (12.4% of the class)
  Comment: Row 7, Row 9 and Row 11 reflect the number of shares of common stock, par value $0.0001 per share ('Common Stock'), of KORE Group Holdings, Inc. (the 'Issuer') issuable to Searchlight IV KOR, L.P. upon the exercise of the warrant to purchase up to 2,360,000 shares of Common Stock at an exercise price of $0.05 per share issued on November 9, 2023 (the 'Warrant') and the warrant to purchase up to 44,942 shares of Common Stock at an exercise price of $0.05 per share issued on December 13, 2023 (the 'Additional Warrant'), as further discussed in Items 1, 4 and 6 herein, giving effect to the Issuer's 1-for-5 reverse stock split that became effective on July 1, 2024 (the 'Reverse Stock Split').
  
  The percentage in Row 13 is calculated based on 17,008,356 shares of Common Stock outstanding as of November 18, 2024, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the SEC on November 19, 2024.
- Searchlight Capital Partners IV GP AGG, LLC (CIK 0001999764): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 2,404,942; shared voting power 0; sole dispositive power 2,404,942; shared dispositive power 0; aggregate amount beneficially owned 2,404,942 (12.4% of the class)
  Comment: Row 7, Row 9 and Row 11 reflect the number of shares of Common Stock of the Issuer issuable to Searchlight IV KOR, L.P. upon the exercise of the Warrant and the Additional Warrant held directly by Searchlight IV KOR, L.P., which may be deemed to be beneficially owned by Searchlight Capital Partners IV GP AGG, LLC, as further discussed in Items 1, 4 and 6 herein, giving effect to the Reverse Stock Split.
  
  The percentage in Row 13 is calculated based on 17,008,356 shares of Common Stock outstanding as of November 18, 2024, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the SEC on November 19, 2024.
- Searchlight Capital Partners IV GP, L.P. (CIK 0001999785): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 2,404,942; shared voting power 0; sole dispositive power 2,404,942; shared dispositive power 0; aggregate amount beneficially owned 2,404,942 (12.4% of the class)
  Comment: Row 7, Row 9 and Row 11 reflect the number of shares of Common Stock of the Issuer issuable to Searchlight IV KOR, L.P. upon the exercise of the Warrant and the Additional Warrant held directly by Searchlight IV KOR, L.P., which may be deemed to be beneficially owned by Searchlight Capital Partners IV GP, L.P., as further discussed in Items 1, 4 and 6 herein, giving effect to the Reverse Stock Split.
  
  The percentage in Row 13 is calculated based on 17,008,356 shares of Common Stock outstanding as of November 18, 2024, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the SEC on November 19, 2024.
- Searchlight Capital Partners IV GP, LLC (CIK 0002000946): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 2,404,942; shared voting power 0; sole dispositive power 2,404,942; shared dispositive power 0; aggregate amount beneficially owned 2,404,942 (12.4% of the class)
  Comment: Row 7, Row 9 and Row 11 reflect the number of shares of Common Stock of the Issuer issuable to Searchlight IV KOR, L.P. upon the exercise of the Warrant and the Additional Warrant held directly by Searchlight IV KOR, L.P., which may be deemed to be beneficially owned by Searchlight Capital Partners IV GP, LLC, as further discussed in Items 1, 4 and 6 herein, giving effect to the Reverse Stock Split.
  
  The percentage in Row 13 is calculated based on 17,008,356 shares of Common Stock outstanding as of November 18, 2024, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the SEC on November 19, 2024.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.0001 par value
Name of issuer: KORE Group Holdings, Inc.
Address of issuer's principal executive offices: 3 Ravinia Drive NE, Suite 500, Atlanta, Georgia (GA), 30346
Comment:
This Amendment No. 2 (this 'Amendment No. 2') to Schedule 13D amends and supplements the statement on Schedule 13D filed with the United States Securities and Exchange Commission on November 20, 2023 (as it may be amended from time to time, the 'Schedule 13D'), relating to KORE Group Holdings, Inc. (the 'Issuer'). Except as set forth herein, the Schedule 13D is unmodified. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable. On July 1, 2024, the Issuer effected a reverse stock split of the issued and outstanding shares of common stock, par value $0.0001 per share ('Common Stock'), of Issuer at the ratio of 1-for-5 (the 'Reverse Stock Split'). To the extent share or per share amounts were reported this Schedule 13D as of dates prior to December 19, 2024, such share or per share amounts did not reflect the effects of the Reverse Stock Split.All share and per share amounts appearing in this Amendment No. 2 reflect the effects of the Reverse Stock Split, except as otherwise noted.

Item 1 is hereby amended and restated in its entirety to read as follows:

This statement on Schedule 13D relates to warrants to purchase a total of 2,404,942 shares of Common Stock of the Issuer, a Delaware corporation, with principal executive offices at 3 Ravinia Drive NE, Suite 500, Atlanta, Georgia 30346.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended and supplemented as follows:

The Reporting Persons, individually or together with their affiliates, intend to evaluate the possibility of a further investment in or full acquisition of the Issuer, which could include open-market or private purchases of Common Stock (to the extent permitted by existing agreements), and may have discussions with the Issuer and/or sources of financing or other third parties concerning the foregoing. There can be no assurance: that the Reporting Persons will have any discussions, make any proposal or make any further purchase or investment; or that the Reporting Persons and the Issuer will be able to reach any requisite agreement with respect to any of the foregoing; or of the terms of or timing of any of the foregoing.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The eleventh paragraph of Item 6 is hereby amended and restated in its entirety to read as follows:

The Warrant and the Additional Warrant

The Warrant and the Additional Warrant are exercisable at any time and from time to time until prior to the close of business on the 10th anniversary of the original issuance date of the Warrant or the Additional Warrant, as applicable (subject to extension in limited circumstances). The Warrant and the Additional Warrant include customary anti-dilution adjustments, including, among others, for stock splits, reclassifications, combinations, dilutive issuances and dividends or distributions made by the Issuer on the Common Stock. The Warrant and the Additional Warrant are exercisable on a cash or net settlement basis. The Warrant and the Additional Warrant will expire on November 15, 2033, except as otherwise provided therein.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 1 Joint Filing Agreement, as required by Rule 13d-1(k)(1) under the Act (filed previously).

Exhibit 2 Investment Agreement, dated as of November 9, 2023, by and between the Issuer and Searchlight IV KOR (incorporated by reference to Exhibit 10.1 to the Issuer's Current Report on Form 8-K filed on November 9, 2023).

Exhibit 3 Amendment to Investment Agreement, dated as of December 13, 2023, by and between the Issuer and Searchlight IV KOR (incorporated by reference to Exhibit 10.1 to the Issuer's Current Report on Form 8-K filed on December 13, 2023).

Exhibit 4 Amended and Restated Common Stock Purchase Warrant (Penny Warrant), dated as of December 13, 2023, issued by the Issuer to Searchlight IV KOR (incorporated by reference to Exhibit 4.2 to the Issuer's Current Report on Form 8-K filed on December 13, 2023).

Exhibit 5 Common Stock Purchase Warrant (Penny Warrant), dated as of December 13, 2023, issued by the Issuer to Searchlight IV KOR (incorporated by reference to Exhibit 4.1 to the Issuer's Current Report on Form 8-K filed on December 13, 2023).

Exhibit 6 Amended and Restated Investor Rights Agreement, dated as of November 15, 2023, by and among the Issuer, Searchlight IV KOR and certain stockholders of the Issuer (incorporated by reference to Exhibit 10.1 to the Issuer's Current Report on Form 8-K filed on November 16, 2023).

Exhibit 7 Certificate of Designations of Series A-1 Preferred Stock (incorporated by reference to Exhibit 3.1 to the Issuer's Current Report on Form 8-K filed on November 16, 2023).

Exhibit 8 Certificate of Designations of Series A-2 Preferred Stock (incorporated by reference to Exhibit 3.2 to the Issuer's Current Report on Form 8-K filed on November 16, 2023).

## Signatures
- Searchlight IV KOR, L.P.: Searchlight Capital Partners IV GP AGG, LLC, General Partner (12/19/2024)
- Searchlight IV KOR, L.P.: /s/ Andrew Frey, Andrew Frey, Authorized Person (12/19/2024)
- Searchlight Capital Partners IV GP AGG, LLC: /s/ Andrew Frey, Andrew Frey, Authorized Person (12/19/2024)
- Searchlight Capital Partners IV GP, L.P.: Searchlight Capital Partners IV GP, LLC, General Partner (12/19/2024)
- Searchlight Capital Partners IV GP, L.P.: /s/ Andrew Frey, Andrew Frey, Authorized Person (12/19/2024)
- Searchlight Capital Partners IV GP, LLC: /s/ Andrew Frey, Andrew Frey, Authorized Person (12/19/2024)